

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2024

Kelli Holz
Chief Financial Officer
WaFD Inc.
425 Pike Street
Seattle, Washington 98101

> **Re: WaFD Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2023**
> **File No. 001-34654**

Dear Kelli Holz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance